FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Detailed results from Phase III DAPA-HF trial showed Farxiga significantly reduced both the incidence of cardiovascular death and the worsening of heart failure

02 September 2019 07:00 BST

Detailed results from Phase III DAPA-HF trial showed Farxiga significantly reduced both the incidence of cardiovascular death and the worsening of heart failure

DAPA-HF is the first outcomes trial with an SGLT2 inhibitor in patients with heart failure with reduced ejection fraction, with and without type-2 diabetes

AstraZeneca today announced detailed results from the landmark Phase III DAPA-HF trial that showed Farxiga (dapagliflozin) on top of standard of care reduced both the incidence of cardiovascular death and the worsening of heart failure.

DAPA-HF is the first outcomes trial with an SGLT2 inhibitor investigating the treatment of heart failure in patients with reduced ejection fraction (HFrEF), with and without type-2 diabetes (T2D). Farxiga is currently approved to treat patients with T2D.

Topline results announced in August 2019 showed DAPA-HF met the primary endpoint. The detailed results of the trial presented at the ESC Congress 2019 in Paris, France, showed Farxigareduced the composite of cardiovascular (CV) death or worsening of heart failure by 26% (p<0.0001) and showed a reduction in each of the individual components of the composite endpoint.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Farxiga is well established in the treatment of type-2 diabetes, and these exciting new findings offer clinically meaningful insights into the potential of the medicine to reduce the burden of heart failure in patients with and without type-2 diabetes. We are proud to be contributing to the scientific body of evidence during the ESC Congress 2019."

John McMurray, MD, University of Glasgow, Cardiovascular Research Centre, Institute of Cardiovascular and Medical Sciences, said: "We are very pleased that Farxiga was so effective in our trial - it did all the things we would like any drug to do in heart failure, which are to improve symptoms, reduce hospital admissions and increase survival. Even better, Farxiga was as effective in heart failure patients without diabetes as in those with diabetes."

In analysing each of the components of the primary composite endpoint, there was a 30% decrease (p<0.0001) in the risk of experiencing a first episode of worsening heart failure and an 18% decrease (p=0.0294) in the risk of dying from cardiovascular causes. The effect of Farxiga on the primary composite endpoint was generally consistent across the key subgroups examined.

The trial results also showed a significant improvement in patient reported outcomes measured by the Kansas City Cardiomyopathy Questionnaire (KCCQ) total symptom score and a nominally significant reduction in all-cause mortality by 17% (7.9 versus 9.5 patients with an event per 100 patient-years) in favour of Farxiga.

The safety profile of Farxiga in the DAPA-HF trial was consistent with the well-established safety profile of the medicine. The proportion of patients with volume depletion (7.5% versus 6.8%) and renal adverse events (6.5% vs 7.2%), which are commonly of concern when treating heart failure, were comparable to placebo. Major hypoglycaemic events (0.2% versus 0.2%) were rare in both treatment groups.

Farxiga is also being studied in patients with heart failure with preserved ejection fraction (HFpEF) in the DELIVER and DETERMINE (HFrEF and HFpEF) trials.

About DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is an international, multi-centre, parallel group, randomised, double-blinded trial in patients with heart failure and reduced ejection fraction (LVEF ≤ 40%), with and without T2D, designed to evaluate the effect of Farxiga 10mg, compared with placebo, given once daily in addition to standard of care. The primary composite outcome was time to a worsening heart failure event (hospitalisation or equivalent event; i.e. an urgent heart failure visit), or cardiovascular death.

About heart failure
Heart failure (HF) is a life-threatening disease in which the heart cannot pump enough blood around the body.1 It affects approximately 64 million people worldwide (half of which have a reduced ejection fraction) and is a chronic and degenerative disease where half of patients will die within five years of diagnosis.2,3,4 HF remains as 'malignant' as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancers).5 It is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.6

About Farxiga
Farxiga is a first-in-class, oral once-daily SGLT2 inhibitor indicated as both monotherapy and as part of combination therapy to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction, as an adjunct to diet and exercise in adults with T2D. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

About the DapaCare clinical programme
AstraZeneca is taking a holistic, patient-centric approach to disease management by addressing the underlying morbidity, mortality and organ damage associated with CV, metabolic and renal diseases. Due to the interconnectivity of these diseases, AstraZeneca has developed the DapaCare clinical programme to explore the CV and renal profile of Farxiga in people with and without T2D. The clinical programme will enrol nearly 30,000 patients in randomised clinical trials and is supported by a multinational real-world evidence study. DapaCare will generate data across a spectrum of patients with established CV disease, CV risk factors and varying stages of renal disease, both with and without T2D, providing healthcare providers with evidence needed to improve patient outcomes.

Farxiga is also being developed for patients with heart failure in the DELIVER (HFpEF) and DETERMINE (HFrEF and HFpEF) trials, in addition to chronic kidney disease in the DAPA-CKD trial. DapaCare underscores our commitment to following the science by pursuing a holistic patient approach to address the multiple risk factors associated with CV, renal and metabolic diseases.

About AstraZeneca in heart failure
AstraZeneca is committed to advancing science and clinical outcomes with Farxiga in the treatment of people with HF. The company's extensive clinical programme includes several global Phase III trials (DAPA-HF, DELIVER and DETERMINE) focusing on distinct and clinically important areas of HF research in order to provide comprehensive clinical evidence around the disease and address areas of high unmet need in HF. AstraZeneca is also investing its efforts in compelling new science through early-stage research of several potential medicines to address HF.

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   Mayo Clinic. Heart failure; 2017 [cited 2019 Aug 14]. Available from URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
2.   Vos T et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
3.   Mozaffarian D et al. Circulation. 2016 Jan 26;133(4):e38-360 and the CDC: https://www.cdc.gov/dhdsp/data_statistics/fact_sheets/fs_heart_failure.htm
4.   Bhuiyan, Taslima, and Mathew S Maurer. "Heart Failure with Preserved Ejection Fraction: Persistent Diagnosis, Therapeutic Enigma." Current cardiovascular risk reports vol. 5,5 (2011): 440-449. doi:10.1007/s12170-011-0184-2
5.   Mamas, M. A., Sperrin, M., Watson, M. C., Coutts, A., Wilde, K., Burton, C., ... Myint, P. K. (2017). Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. European Journal of Heart Failure, 19(9), 1095-1104. https://doi.org/10.1002/ejhf.822
6.   Azad, N., & Lemay, G. (2014). Management of chronic heart failure in the older population. Journal of Geriatric Cardiology: JGC, 11(4), 329-37.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 September 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary